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                                                             OMB APPROVAL
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                UNITED STATES                       Hours per response.....2.50
     SECURITIES AND EXCHANGE COMMISSION             ----------------------------
           WASHINGTON, D.C. 20549                   ----------------------------
                                                          SEC FILE NUMBER


                 FORM 12B-25                        ----------------------------
                                                    ----------------------------
                                                            CUSIP NUMBER

         NOTIFICATION OF LATE FILING
                                                    ----------------------------


(Check One): |_| Form 10-K  |_|Form 20-F  |_|Form 11-K  |X| Form 10-Q
             |_|Form N-SAR

                  For Period Ended: June 30, 2004
[ ] Transition Report on Form 10-K  ------------------------------------------
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 ------------------------------

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  Read attached instruction sheet before preparing form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HEREIN
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Med-Design Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

2810 Bunsen Avenue
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Address of Principal Executive Office (Street and Number)

Ventura, California 93003
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City, State and Zip Code


PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
     |X|          (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                           POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                                           INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
1-PH/2065987.1 (Attach Extra Sheets if     RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
 Needed)                                   CONTROL NUMBER.

SEC 1344 (2-02)
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The filing of the subject Form 10-Q could not be accomplished by the filing date without unreasonable effort or expense due to complexities of the accounting arising from the Registrant's acquisition of the Low Profile Safety Huber Needle business of Luther Needlesafe Products, Inc. in the second quarter of 2004.


PART IV - OTHER INFORMATION

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
(1) Name and telephone number of person to contact in regard to this notification

    Lawrence Ellis                                                                           805                  339-0375
    --------------------------------------------------------------------------------    ---------------    -----------------------
                                           (Name)                                          (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter
    period that the registrant was required to file such report(s) been                                     |X|  Yes       |_|  No
    filed?  If answer is no, identify report(s).

    ------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from
    the corresponding period for the last fiscal year will be reflected by the                              |X|  Yes       |_|  No
    earnings statements to be included in the subject
    report or portion thereof?

    ------------------------------------------------------------------------------------------------------------------------------

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

==================================================================================================================================

                                                     The Med-Design Corporation
                                        ---------------------------------------------------
                                            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date      August 10, 2004                                          By      /s/ Lawrence Ellis
          ---------------------------------------------------              -------------------------------------------------------
                                                                   Name:   Lawrence Ellis
                                                                   Title:  Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------------------------------------------------------------------------------
                                                             ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
----------------------------------------------------------------------------------------------------------------------------------
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                           THE MED-DESIGN CORPORATION
                         EXPLANATORY NOTE TO FORM 12B-25

Part IV - Other Information

(3) Revenues for the three months ended June 30, 2004 were $369,330 as compared to revenues of $42,145 for the corresponding period in 2003. Product costs for the three months ended June 30, 2004 were approximately $320,000
    (including amortization of approximately $130,000 related to the acquired licensed products associated with the acquisition of the Low Profile Safety
    Huber Needle business) as compared to product costs of $23,755 for the corresponding period in 2003. The net loss for the three months ended
    June 30, 2004 was approximately $1,450,000 as compared to a net loss of $1,590,436 for the corresponding period in 2003.